UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 15, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news releases which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 15 December 2025

15 December 2025
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
Changes to UBS’s Group Executive Board
●
Mike Dargan, Group Chief Operations and Technology Officer, will step down from his role

●
Group Technology function to report into Group Chief Operating Officer Beatriz Martin
Zurich, 15 December 2025 – As Mike Dargan

has decided to step down as Group Chief Operations

and
Technology Officer at the end of December to pursue an opportunity outside of UBS, the Group Technology function will report into Beatriz Martin as she takes

up her new role as Group Chief Operating Officer on 1
January 2026. Pending the appointment

of a permanent successor, Chris Gelvin will act as interim Head
Group Technology,

in addition to his current role of Chief Operating

Officer,

Group Technology.

Adding Group Technology to the Group COO portfolio will support smooth end-to-end operations, prioritize initiatives related to technology and artificial intelligence,

and ensure a smooth completion of the remaining
technology integration process.
1
Commenting on the appointments, Group CEO Sergio

P.

Ermotti said: “Mike has been instrumental in
positioning our technology as a driver of

business growth and resilience and progressing the firm’s strategic shift towards AI and digitization. I would like to thank

Mike for his significant contributions to

UBS and wish
him all the best for this future. I also congratulate Bea

on her expanded responsibilities and thank her for

her
ongoing leadership.”

UBS Group AG and UBS AG
Investor contact
Switzerland:

+41-44-234 41 00
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Changes to the Group Executive Board are subject to regulatory approval.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration

Number

333-283672),

and

on

Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-
200641; 333-200665;

333-215254; 333-215255;

333-228653; 333-230312;

333-249143 and

333-272975), and

into
each

prospectus

outstanding

under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering
circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of
UBS AG that

are incorporated into

its registration

statements filed with

the SEC,

and (3)

the base

prospectus of
Corporate Asset

Backed Corporation

(“CABCO”) dated

June

23,

2004 (Registration

Number 333-111572),

the
Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus
Supplements relating to the

CABCO Series 2004-101 Trust

dated May 10, 2004

and May 17,

2004 (Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused
this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date: December 15, 2025